ALISON RYAN

AVP & Managing Assistant General Counsel II

Phone: 949-219-3268

Alison.Ryan@pacificlife.com

April 18, 2025

Michael Rosenberg

Attorney-Adviser

Division of Investment Management

U.S Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

RosenbergMi@sec.gov

RE:	Pre-effective Amendments on Form N-4, of the Registration Statements for Pacific Odyssey Advantage Variable Annuity Individual Flexible Premium Deferred Variable Annuity (333-283568) under Separate Account A (811-08946) of Pacific Life Insurance Company and Pacific Odyssey Advantage Variable Annuity Individual Flexible Premium Deferred Variable Annuity NY (333-283966) under Separate Account A (811-09203) of Pacific Life & Annuity Company .

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, and on behalf of Pacific Life Insurance Company (“Pacific Life”) and Pacific Life & Annuity Company (“PL&A”) and Separate Account A of Pacific Life and Separate Account A of PL&A, we hereby request the withdrawal of Pre-Effective Amendments No. 1 (“Amendments”) to the above referenced Registration Statements, filed on April 18, 2025.

We request withdrawal of the Amendments due to an error in the filings. As a result, we respectfully request withdrawal of the Amendments as soon as practicable.

No securities were sold in connection with these Amendments.

Please note that we are filing this application to request a withdrawal of the above referenced Amendments only and are not applying for withdrawals of the entire Registration Statements.

If you have any questions, please contact me at the number above.

Sincerely,

/s/ Alison Ryan

Alison Ryan

Assistant Vice President & Managing Assistant General Counsel II